SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

White Mountain Titanium Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

964109 10 2
(CUSIP Number)

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Rubicon Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,594,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,594,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,594,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Rubicon Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,594,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,594,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,594,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Rubicon Fund Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,594,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,594,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,594,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Rubicon Fund Management (Jersey) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,594,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,594,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,594,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 6 of 14 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to shares of common stock, $0.001 par value per share (the “Shares”), of White Mountain Titanium Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Augusto Leguia 100, Oficina 1401 Las Condes, Santiago, Chile.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) Rubicon Master Fund, a Cayman Islands exempted company; (ii) Rubicon Fund Management Limited, a Cayman Islands exempted company; (iii) Rubicon Fund Management LLP, a United Kingdom limited liability partnership; and (iv) Rubicon Fund Management (Jersey) Limited, a Channel Islands Company. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Rubicon Fund Management (Jersey) Limited, Rubicon Fund Management Limited, and Rubicon Fund Management LLP own no Shares directly. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of Rubicon Fund Management (Jersey) Limited, Rubicon Fund Management Limited and Rubicon Fund Management LLP may, pursuant to certain investment agreements, be deemed to beneficially own the Shares directly held by Rubicon Master Fund. Each of Rubicon Fund Management (Jersey) Limited, Rubicon Fund Management Limited and Rubicon Fund Management LLP disclaim beneficial ownership of any securities covered by this statement.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

Information required by Instruction C of Schedule 13D with respect to Rubicon Master Fund, Rubicon Fund Management (Jersey) Limited, Rubicon Fund Management Limited and Rubicon Fund Management LLP, is set forth on Schedule A attached hereto.

(b) The address of (i) Rubicon Master Fund and Rubicon Fund Management Limited is Harbour Place, 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, BVI, (ii) Rubicon Fund Management LLP is 103 Mount Street, London W1K2TJ and (iii) Rubicon Fund Management (Jersey) Limited is 2nd Floor, 7 Esplanade, St Helier, Jersey, Channel Islands, JE2 3QA.

(c) The principal business of each of the Reporting Persons is investment and/or investment management.

(d) None of the Reporting Persons or the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 7 of 14 Pages

(f) Rubicon Master Fund and Rubicon Fund Management Limited are Cayman Island limited companies. Rubicon Fund Management LLP is a United Kingdom limited liability partnership. Rubicon Fund Management (Jersey) Limited is a Channel Islands company.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons used a total of approximately $3,125,000 (including brokerage commissions) in the aggregate to acquire the 6,594,000 Shares reported herein as beneficially owned by the Reporting Persons. Funds for the purchase of the Shares were derived from the working capital of Rubicon Master Fund.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business. The Reporting Persons acquired the Shares because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

On December 30, 2015, Rubicon Fund Management (Jersey) Limited, investment manager to Rubicon Master Fund, sent a letter to the Issuer (the "Meeting Request Letter") on behalf of Rubicon Master Fund in support of other stockholders (the "Other Holders") requesting that the Issuer hold a Special Meeting for the purposes of (1) conducting a referendum on the management of the Issuer, (2) removing members of the Board of Directors of the Issuer (the “Board”), including the current Executive Chairman, (3) electing new Directors to fill vacancies on the Board, and (4) if necessary, to amend the by-laws of the Issuer in connection with any of the foregoing and provide written notice thereof to the common stockholders of the Issuer. The foregoing description of the Meeting Request Letter does not purport to be complete and is qualified in its entirety by reference to the text of the Meeting Request Letter, a copy of which is included as Exhibit 2.

The Reporting Persons believe that requests similar to those in the Meeting Request Letter were made by other stockholders who collectively beneficially own more than 10% of the outstanding Shares. The Reporting Persons do not believe that sending the Meeting Request Letter results in their being part of a "group" within the meaning of Rule 13d-5 of the Act with the Other Holders and the Reporting Persons expressly disaffirm the existence of a group with the Other Holders with regard to the Shares.

The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Shares and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, management, capitalization and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 8 of 14 Pages

the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by the Reporting Persons. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 96,114,442 Shares outstanding, which is the total number of Shares outstanding as of November 16, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015.

As of the close of business on the date hereof, the Reporting Persons may be deemed to beneficially own 6,594,000 Shares, constituting approximately 6.9% of the Shares outstanding.

As disclosed in Item 4, the Reporting Persons do not believe that sending the Meeting Request Letter results in their being part of a "group" within the meaning of Rule 13d-5 of the Act with the Other Holders and the Reporting Persons expressly disaffirm the existence of a group with the Other Holders with regard to the Shares. If the Reporting Persons were found to be members of a group with the Other Holders, then, based on information and belief, such group may be deemed to beneficially own more than 10% of the Shares outstanding.

The Reporting Persons expressly disaffirm the existence of a group with the Other Holder with regard to the Shares.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 4 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 9 of 14 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.
Exhibit 2:	Meeting Request Letter.

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016

RUBICON MASTER FUND

By:	/s/ David DeRosa
Name:	David DeRosa
Title:	Authorized Person

RUBICON FUND MANAGEMENT LIMITED

By:	/s/ Horace Joseph Leitch III
Name:	Horace Joseph Leitch III
Title:	Authorized Person

RUBICON FUND MANAGEMENT LLP

By:	/s/ Paul Brewer
Name:	Paul Brewer
Title:	Authorized Person

RUBICON FUND MANAGEMENT (JERSEY) LIMITED

By:	/s/ Horace Joseph Leitch III
Name:	Horace Joseph Leitch III
Title:	Authorized Person

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 11 of 14 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

RUBICON MASTER FUND

Name	Position & Principal Occupation	Business Address
Horace Joseph Leitch III	Director; engaging in investing activities	2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, BVI

James Webb	Director; engaging in investing activities	2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, BVI

David DeRosa	Director; engaging in investing activities	2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, BVI

RUBICON FUND MANAGEMENT LIMITED

Name	Position & Principal Occupation	Business Address
Horace Joseph Leitch III	Director; engaging in investing activities	Harbour Place, 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, BVI

James Webb	Director; engaging in investing activities	Harbour Place, 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, BVI

Richard Mansi	Director; engaging in investing activities	Harbour Place, 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, BVI

RUBICON FUND MANAGEMENT LLP

Name	Position & Principal Occupation	Business Address
Paul Anthony Brewer	Manager; engaging in investing activities	103 Mount St., London W1K2TJ, United Kingdom

Andrew Bloomfield	Manager; engaging in investing activities	103 Mount St., London W1K2TJ, United Kingdom

Charles McVeigh	Manager; engaging in investing activities	103 Mount St., London W1K2TJ, United Kingdom

Richard Cookson	Manager; engaging in investing activities	103 Mount St., London W1K2TJ, United Kingdom

Alireza Satrap	Manager; engaging in investing activities	103 Mount St., London W1K2TJ, United Kingdom

Jeremy Graham	Manager; engaging in investing activities	103 Mount St., London W1K2TJ, United Kingdom

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 12 of 14 Pages

RUBICON FUND MANAGEMENT (JERSEY) LIMITED

Name	Position & Principal Occupation	Business Address

Horace Joseph Leitch III	Director ; engaging in investing activities	Harbour Place, 2nd Floor, 7 Esplanade, St Helier, Jersey, Channel Islands, JE2 3QA

Andrew Bloomfield	Director; engaging in investing activities	Harbour Place, 2nd Floor, 7 Esplanade, St Helier, Jersey, Channel Islands, JE2 3QA
Natalie Sullivan	Director; engaging in investing activities	Harbour Place, 2nd Floor, 7 Esplanade, St Helier, Jersey, Channel Islands, JE2 3QA

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 13 of 14 Pages

EXHIBIT 1

Joint Filing Agreement, dated January 11, 2016

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: January 11, 2016

RUBICON MASTER FUND

By:	/s/ David DeRosa
Name:	David DeRosa
Title:	Authorized Person

RUBICON FUND MANAGEMENT LIMITED

By:	/s/ Horace Joseph Leitch III
Name:	Horace Joseph Leitch III
Title:	Authorized Person

RUBICON FUND MANAGEMENT LLP

By:	/s/ Paul Brewer
Name:	Paul Brewer
Title:	Authorized Person

RUBICON FUND MANAGEMENT (JERSEY) LIMITED

By:	/s/ Horace Joseph Leitch III
Name:	Horace Joseph Leitch III
Title:	Authorized Person

CUSIP No. 964109 10 2	SCHEDULE 13D	Page 14 of 14 Pages

EXHIBIT 2

Meeting Request Letter

Rubicon Fund Management (Jersey) Limited
2nd Floor, 7 Esplanade
St Helier, JerseyJE2 30A
Channel Islands
Tel. +44 (0)1534 867330
Fax: +44 (0)1534 867349

30 December 2015

SENT BY EMAIL

Michael P Kurtanjek

President and COO

White Mountain Titanium Corporation Augusto Leguia Norte 100 Oficina 1401 Las Condes, Santiago, Chile

Ron Vance Corporate Secretary White Mountain Titanium Corporation Augusto Leguia Norte 100 Oficina 1401 Las Condes, Santiago, Chile

Dear Sirs,

I am writing to you as CEO of Rubicon Fund Management (Jersey) Limited (“RFMJ”), Investment Manager to Rubicon Master Fund (“RMF”). RMF owns 6,594,000 shares of White Mountain Titanium Corporation (“WMTM”) common stock, $.001 par value (“Shares”), or 6.86% of WMTM’s outstanding Shares. We have been patient and long-term shareholders of WMTM, with RMF having first invested in WMTM over a decade ago in 2005. We could not have failed to notice that the share price of WMTM is down 93% from the high share price over the past four years.

In support of other stockholders RMF is requesting WMTM’s President, Mr. Kurtanjek, pursuant to this request and requests of other stockholders amounting to more than ten percent of all the outstanding Shares of WMTM entitled to vote and the independent power of the President of WMTM set forth in the By-laws of WMTM, to promptly call and conduct a Special Meeting of the Stockholders of WMTM (the “Special Meeting”) for the purposes of (1) conducting a referendum on the management of WMTM, (2) removing members of the Board of Directors of WMTM (the “Board”), including the current Executive Chairman, (3) electing new Directors to fill vacancies on the

Registered in Jersey; No. 115539
Regulated by the Jersey Financial Services Commission

Board, and (4) if necessary, to amend the bylaws of WMTM in connection with any of the foregoing, or as otherwise indicated by the other requesting stockholders. The date of the Special Meeting shall be on the date requested by the other stockholders.

We further request that prior to the Special Meeting WMTM and its Board take no actions to frustrate the shareholder franchise, including not issuing any additional shares without the prior agreement of over 50% of the shareholders, such agreement to be obtained via a shareholder vote at a normally scheduled meeting of the shareholders of WMTM.

Sincerely,

/s/ H Joseph Leitch

H Joseph Leitch